SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                              Form 20-F   X     Form 40-F
                                        -----             -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                                    Yes         No   X
                                        -----      -----


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


      1. The English language press release of Van der Moolen Holding N.V.
         dated October 16, 2003, announcing the preliminary results for the third quarter 2003.

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  Van der Moolen Expects Net Income of Approximately EUR 5.5 Million
                     in the Third Quarter of 2003

    AMSTERDAM, The Netherlands--(BUSINESS WIRE)--Oct. 16, 2003--Van der Moolen, specialist, market maker and proprietary trader on important U.S. and European equity, option and fixed income markets, announced that it expects to realize net income from ordinary activities of about EUR 5.5 million (EUR 0.13 per ordinary share) in the third quarter of 2003. The anticipated effective tax rate for the third quarter is 20%.

    Recent developments

    Van der Moolen announced that it has received further information from the New York Stock Exchange, Inc. ("NYSE") about the ongoing specialist investigation as it relates to its majority-owned subsidiary, Van der Moolen Specialists USA ("VDM-USA").
    The Enforcement Division of the NYSE contends that, for the three-year period ended December 31, 2002, VDM-USA may have disadvantaged customers who entered orders via the NYSE's Designated Order Turnaround System ("DOT") through alleged "interpositioning," resulting in losses to customers of approximately $10 million. In the case of such alleged "interpositioning," the specialist is believed to have traded unnecessarily as dealer with DOT orders on one side of the market, and then immediately traded with DOT orders on the opposite side, at a profit to the specialist.
    In a meeting with the NYSE Enforcement Division regarding the well-publicized specialist inquiry, VDM-USA learned for the first time that, for the same three-year period, a different type of incorrectly sequenced executions allegedly made by VDM-USA specialists may have resulted in additional losses to customers of approximately $25 million. In these alleged "one-sided trading" cases, the specialist is believed to have traded unnecessarily, as dealer, on one side of the market only, at a price level where one or more DOT orders could have traded instead.
    The NYSE has indicated that the amounts involved in each case are preliminary and subject to revision. The NYSE has further indicated that it intends to initiate disciplinary proceedings against VDM-USA, seeking restitution of the amounts by which customers were allegedly disadvantaged, as well as fines and other remedies.
    VDM-USA has questioned the accuracy of the NYSE's data, and has repeatedly requested access to the underlying datastream for these trades. The NYSE has declined this request so far, but is currently taking the matter under consideration. VDM-USA has also requested access to information on current DOT transactions to prevent any potential occurrences of this kind in the future, but has likewise not been provided with that information so far.

    For further information please contact Investor
Relations/Corporate Communications, telephone: +31 (0)20 535 6789

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    As previously announced, we will release a detailed report on the third quarter of 2003 in accordance with Dutch accounting practice, supplemented with a reconciliation to U.S. GAAP, on November 6, 2003.

    On Thursday, November 6, 2003, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com . Invitations to participants will be distributed shortly.

    CONTACT: Taylor Rafferty
             Kate Spiro, +1-212-889-4350

    Van der Moolen trades on the leading U.S. and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (Reuters ticker VDMN.AS; Bloomberg ticker VDMN NA). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (ticker: VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VAN DER MOOLEN HOLDING N.V.


         Date: October 16, 2003           By: /s/ Friedrich M.J. Bottcher
                                              ---------------------------

                                          name: Friedrich M.J. Bottcher
                                          title: Chairman of the Executive Board

                                          By: /s/ Frank F. Dorjee
                                              ---------------------------

                                          name: Frank F. Dorjee
                                          title: Chief Financial Officer
                                             Member of the Executive Board

                                          By: /s/ James P. Cleaver, Jr.
                                              ----------------------------

                                          name : James P. Cleaver, Jr.
                                          title: Member of the Executive Board

                                          By: /s/ Casper F. Rondeltap
                                              ----------------------------
                                          name : Casper F. Rondeltap
                                          title: Member of the Executive Board